July 13, 2016	News Release 16–17

SILVER STANDARD PROVIDES Q2 2016 PRODUCTION RESULTS
VANCOUVER, B.C. -- Silver Standard Resources Inc. (NASDAQ: SSRI) (TSX: SSO) (“Silver Standard”) provides its second quarter 2016 operational results.

Operating Highlights:

▪
Expanded gold production profile demonstrates scale: Produced 97,790 gold equivalent ounces during the second quarter (1). This includes gold production at the Seabee Gold Operation prior to our acquisition.

▪	Gold production on track to meet guidance at Marigold: Produced 47,195 ounces of gold during the second quarter of 2016.

▪
Increased ore tonnes to leach pads at Marigold: Stacked ore increased to 6.7 million tonnes containing approximately 67,000 recoverable ounces loaded to the leach pads as mining benefited from three additional haul trucks that commenced operating early in the second quarter.

▪
Gold production on track at the Seabee Gold Operation: Produced 17,524 ounces of gold in the second quarter, with 6,721 ounces produced from date of acquisition on May 31 to June 30, 2016, well positioned to meet the upper end of previously reported production guidance.

▪	Continued strong production at Pirquitas: Produced 2.5 million ounces of silver, well on track to meet production guidance

▪	Enhanced mine fundamentals at Pirquitas: Achieved record quarterly milling rate of 4,668 tonnes per day in the second quarter as a result of our ongoing Operational Excellence program.
Paul Benson, President and CEO said, “In the second quarter we completed the acquisition of Claude Resources, adding the Seabee Gold Operation to our portfolio in a robust precious metals environment and establishing Silver Standard as a high-quality intermediate precious metals producer. At Seabee, we are focused on successful integration and working with the team to identify operational excellence and growth opportunities at the mine.”
“During the quarter all three operations delivered consistent production results and remain well-positioned to achieve full year production guidance. With three cash-flowing mines, a strong balance sheet and an experienced operating team, we continue to pursue our goal of creating value for shareholders through operational excellence and disciplined growth.”

Marigold mine, U.S.

		Q2 2016	Q1 2016	% Change [1]
Total material mined	kt	18,685	17,291	8.1%
Waste removed	kt	12,005	11,611	3.4%
Ore to leach pad	kt	6,680	5,680	17.6%
Strip ratio	w/o	1.8	2.0	(10.0)%
Gold grade to leach pad	g/t	0.44	0.47	(6.4)%
Gold recovery	%	71%	70%	1.4%
Gold produced	oz	47,195	50,520	(6.6)%
Gold sold	oz	47,124	48,605	(3.0)%

1.	Percent changes are calculated using rounded numbers presented in the table.

The Marigold mine produced 47,195 ounces of gold in the second quarter of 2016, on target to meet previously increased guidance. Second quarter production was lower than in the first quarter due to planned ore stacking at higher elevations on the leach pads with irrigation of these areas starting later in the quarter. We expect third and fourth quarter production to increase, relative to the first half of 2016, as the new leach pad is commissioned and the full impact of the additional trucks is realized. We recognized sales of 47,124 ounces of gold in the second quarter of 2016.

Three additional 300-tonne class haul trucks commenced operating ahead of schedule early in the second quarter. A total of 18.7 million tonnes was mined during the quarter, higher than the first quarter of 2016 due to the additional hauling capacity and the start of stripping the next phase of the Mackay pit. Approximately 6.7 million tonnes of ore were delivered to the leach pads at a gold grade of 0.44 g/t, containing approximately 67,000 recoverable ounces of gold stacked during the quarter. The strip ratio declined to 1.8:1 in the second quarter, a 10% reduction compared to the previous quarter, and ore tonnes reconciliation continued to be positive. Gold recovery was 71% in the second quarter, slightly higher than the first quarter of 2016.  In the second quarter a premature failure of the swing bearing on one of our two hydraulic shovels occurred, which impacted total material mined. By quarter-end this repair work was completed and the shovel was operating normally. Total material mined is expected to further increase in the third quarter as the additional haul trucks ramp up to full capacity.

The construction of the new leach pad, budgeted for 2016, is on schedule to be completed by the end of the third quarter and is anticipated to benefit production later in the year.

Seabee Gold Operation, Canada

		Period from Acquisition to June 30, 2016 [1]	Q2 2016 [2]	Q1 2016 [3]	% Change [4]
Total ore milled	t	18,856	71,218	74,179	(4.0)%
Ore milled per day	t/day	629	783	815	(3.9)%
Gold mill feed grade	g/t	7.79	7.97	8.99	(11.3)%
Gold recovery	%	96.6%	96.8%	96.5%	0.3%
Gold produced [5]	oz	6,721	17,524	20,264	(13.5)%
Gold sold	oz	11,306	16,305	21,030	(22.5)%

1.	The data presented in this column is for the period from and after May 31, 2016, the effective date of our acquisition of Claude Resources Inc. (“Claude Resources”), to and including June 30, 2016.

2.
The data presented in this column is for the period from April 1, 2016 to June 30, 2016 and includes operating results for the Seabee Gold Operation for the period from April 1 to May 30, 2016 prior to our acquisition.

3.	First quarter 2016 data is presented as reported by Claude Resources in its Q1 2016 Management’s Discussion and Analysis for the three months ended March 31, 2016.

4.	Percent changes are calculated using rounded numbers presented for Q1 2016 and Q2 2016 in the table.

5.
Gold produced is defined as gold poured in each period. Gold produced in the first quarter of 2016 is gold ounces poured during this period, compared to gold ounces produced as reported by Claude Resources.

The Seabee Gold Operation consists of the Seabee and Santoy underground mines, both of which feed a single processing facility. The operation produced 6,721 ounces of gold from May 31, 2016, the date of our acquisition, to the end of the second quarter of 2016 (the “Period”). We recognized sales of 11,306 ounces of gold for the Period.

A total of 18,856 tonnes of ore were milled at a gold grade of 7.79 g/t during the Period. Mill throughput per day for the Period was 629 tonnes per day, while mill throughput per operating day during the Period averaged 820 tonnes per day. The total tonnes milled for the Period were impacted by an unplanned power outage which lasted a total of ten days. Seven days impacted tonnes milled in the second quarter and three days impacted tonnage in the third quarter of 2016. Seabee is on track to meet the upper end of annual production guidance as disclosed by Claude Resources in its news release dated May 5, 2016. The ore tonnes reconciliation in the Period was positive and gold recovery was 96.6%.

Pirquitas mine, Argentina

		Q2 2016	Q1 2016	% Change [1]
Total material mined	kt	2,543	2,520	0.9%
Waste removed	kt	1,814	1,726	5.1%
Ore mined	kt	729	794	(8.2)%
Strip ratio	w/o	2.5	2.2	13.6%
Silver mined grade	g/t	189	181	4.4%
Zinc mined grade	%	0.19%	0.37%	(48.6)%
Ore milled	kt	425	418	1.7%
Silver mill feed grade	g/t	238	247	(3.6)%
Zinc mill feed grade	%	0.21%	0.44%	(52.3)%
Silver recovery	%	77.6%	79.7%	(2.6)%
Zinc recovery [2]	%	-	24.1%	(100.0)%
Silver produced	‘000 oz	2,526	2,639	(4.3)%
Zinc produced [2]	‘000 lb	-	381	(100.0)%
Silver sold	‘000 oz	2,594	3,223	(19.5)%
Zinc sold [2]	‘000 lb	798	-	100%

1.	Percent changes are calculated using rounded numbers presented in the table.

2.	Data for zinc production and sales relate only to zinc in zinc concentrate as any zinc metal within our silver concentrate does not generate revenue.

The Pirquitas mine produced 2.5 million ounces of silver during the second quarter of 2016, lower than production in the first quarter of 2016, due to slightly lower silver mill feed grade and silver recovery. We recognized sales of 2.6 million ounces of silver, lower than the first quarter as concentrate shipments that were delayed in December 2015 were recognized in the first quarter of 2016. There was no zinc production in the second quarter of 2016, as planned, due to lower zinc grade mined. Starting in the third quarter of 2016 we will discontinue disclosing zinc data.

Ore was milled at an average rate of 4,668 tonnes per day in the second quarter of 2016, a quarterly record for the mine since it began operating due to our ongoing Operational Excellence program. Ore milled contained an average silver grade of 238 g/t, 4% lower than the 247 g/t reported in the first quarter. We continue to encounter additional tonnes of ore in the bottom benches of the San Miguel open pit. The lower and medium grade material was stockpiled and will be processed after mining ceases at the end of 2016.

Qualified Persons

The scientific and technical data contained in this news release relating to the Marigold mine has been reviewed and approved by Thomas Rice, SME Registered Member, a Qualified Person under National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and our Technical Services Manager at the Marigold mine. The scientific and technical data contained in this news release relating to the Seabee Gold Operation has been reviewed and approved by Gordon Reed, P.Eng., a Qualified Person under NI 43-101 and General Manager at the Seabee Gold Operation. The scientific and technical data contained in this news release relating to the Pirquitas mine has been reviewed and approved by Bruce Butcher, P.Eng., a Qualified Person under NI 43-101 and our Director, Mine Planning.

About Silver Standard

Silver Standard is a Canadian-based precious metals producer with three wholly-owned and operated mines, including the Marigold gold mine in Nevada, U.S., the Seabee Gold Operation in Saskatchewan, Canada and the Pirquitas silver mine in Jujuy Province, Argentina. We also have two feasibility stage projects and an extensive portfolio of exploration properties throughout North and South America. We are committed to delivering safe production through relentless emphasis on Operational Excellence. We are also focused on growing production and Mineral Reserves through the exploration and acquisition of assets for accretive growth, while maintaining financial strength.

SOURCE: Silver Standard Resources Inc.
For further information contact:
W. John DeCooman, Jr.
Vice President, Business Development and Strategy
Silver Standard Resources Inc.
Vancouver, BC
N.A. toll-free: +1 (888) 338-0046
All others: +1 (604) 689-3846
E-Mail: invest@silverstandard.com

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Footnotes:

(1)
Gold equivalent production for the second quarter of 2016 is calculated using weighted average realized gold price at the Marigold mine and the Seabee Gold Operation and realized silver price at the Pirquitas mine.

Cautionary Note Regarding Forward-Looking Statements:
This news release contains forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking statements”). All statements, other than statements of historical fact, are forward-looking statements.

Generally, forward-looking statements can be identified by the use of words or phrases such as “expects,” “anticipates,” “plans,” “projects,” “estimates,” “assumes,” “intends,” “strategy,” “goals,” “objectives,” “potential,” or variations thereof, or stating that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved, or the negative of any of these terms or similar expressions. The forward-looking statements in this news release relate to, among other things: future production of gold, silver and other metals; future costs of inventory, and cash costs and total costs per payable ounce of gold, silver and other metals sold; the prices of gold, silver and other metals; the effects of laws, regulations and government policies affecting our operations or potential future operations; future successful development of our projects; the sufficiency of our current working capital, anticipated operating cash flow or our ability to raise necessary funds; estimated production rates for gold, silver and other metals produced by us; timing of production and the cash costs and total costs of production at the Marigold mine, the Seabee Gold Operation and the Pirquitas mine; the estimated cost of sustaining capital; ongoing or future development plans and capital replacement, improvement or remediation programs; the estimates of expected or anticipated economic returns from our mining projects, including future sales of metals, concentrate or other products produced by us; and our plans and expectations for our properties and operations.

These forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied, including, without limitation, the following: uncertainty of production, development plans and cost estimates for the Marigold mine, the Seabee Gold Operation, the Pirquitas mine and our projects; our ability to replace Mineral Reserves; our ability to complete and successfully integrate an announced acquisition, including the recently announced acquisition of Claude Resources Inc.; subject to exercising our election to proceed, our ability to complete and successfully integrate Golden Arrow Resources Corporation’s Chinchillas project, on a joint venture basis, into our current operations; commodity price fluctuations; political or economic instability and unexpected regulatory changes; currency fluctuations; the possibility of future losses; general economic conditions; fully realizing the value of our shareholdings in Pretium Resources Inc. and our other marketable securities, due to changes in price, liquidity or disposal cost of such marketable securities; potential export duty and related interest on past production and sales of silver concentrate from the Pirquitas mine; counterparty and market risks related to the sale of our concentrate and metals; uncertainty in the accuracy of Mineral Reserves and Mineral Resources estimates and in our ability to extract mineralization profitably; differences in U.S. and Canadian practices for reporting Mineral Reserves and Mineral Resources; lack of suitable infrastructure or damage to existing infrastructure; future development risks, including start-up delays and cost overruns; our ability to obtain adequate financing for further exploration and development programs and opportunities; uncertainty in acquiring additional commercially mineable mineral rights; delays in obtaining or failure to obtain governmental permits, or non-compliance with our permits; our ability to attract and retain qualified personnel and management; potential labour unrest, including labour actions by our unionized employees at the Pirquitas mine; the impact of governmental regulations, including health, safety and environmental regulations, including increased costs and restrictions on operations due to compliance with such regulations; reclamation and closure requirements for our mineral properties; social and economic changes following closure of a mine, including the expected closure of the Pirquitas mine in late 2016, may lead to adverse impacts and unrest; unpredictable risks and hazards related to the development and operation of a mine or mineral property that are beyond our control; indigenous peoples’ title claims and rights to consultation and accommodation may affect our existing operations as well as development projects and future acquisitions; assessments by taxation authorities in multiple jurisdictions, including the recent reassessment by the Canada Revenue Agency; recoverability of value added tax and changes to the collection process in Argentina; claims and legal proceedings, including adverse rulings in litigation against us and/or our directors or officers; compliance with anti-corruption laws and internal controls, and increased regulatory compliance costs; complying with emerging climate change regulations and the impact of climate change; uncertainties related to title to our mineral properties and the ability to obtain surface rights; the sufficiency of our insurance coverage; civil disobedience in the countries where our mineral properties are located; operational safety and security risks; actions required to be taken by us under human rights law; competition in the mining industry for mineral properties; shortage or poor quality of equipment or supplies; an event of default under our convertible notes may significantly reduce our liquidity and adversely affect our business; failure to meet covenants under our senior secured revolving credit facility; conflicts of interest that could arise from certain of our directors’ involvement with other natural resource companies; information systems security threats; and those other various risks and uncertainties identified under the heading “Risk Factors” in our most recent Annual Information Form filed with the Canadian securities regulatory authorities and included in our most recent Annual Report on Form 40-F filed with the U.S. Securities and Exchange Commission (“SEC”).

This list is not exhaustive of the factors that may affect any of our forward-looking statements. Our forward-looking statements are based on what our management considers to be reasonable assumptions, beliefs, expectations and opinions based on the information currently available to it. Assumptions have been made regarding, among other things, our ability to carry on our exploration and development activities, our ability to meet our obligations under our property agreements, the timing and results of drilling programs, the discovery of Mineral Resources and Mineral Reserves on our mineral properties, the timely receipt of required approvals and permits, including those approvals and permits required for successful project permitting, construction and operation of our projects, the price of the minerals we produce, the costs of operating and exploration expenditures, our ability to operate in a safe, efficient and effective manner, our ability to obtain financing as and when required and on reasonable terms and our ability to continue operating the Marigold mine, the Seabee Gold Operation and the Pirquitas mine. You are cautioned that the foregoing list is not exhaustive of all factors and assumptions which may have been used. We cannot assure you that actual events, performance or results will be consistent with these forward-looking statements, and management’s assumptions may prove to be incorrect. Our forward-looking statements reflect current expectations regarding future events and operating performance and speak only as of the date hereof and we do not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change other than as required by applicable law. For the reasons set forth above, you should not place undue reliance on forward-looking statements.

Cautionary Note to U.S. Investors
This news release includes Mineral Reserves and Mineral Resources classification terms that comply with reporting standards in Canada and the Mineral Reserves and the Mineral Resources estimates are made in accordance with NI 43-101. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ significantly from the requirements of the SEC set out in SEC Industry Guide 7. Consequently, Mineral Reserves and Mineral Resources information included in this news release is not comparable to similar information that would generally be disclosed by domestic U.S. reporting companies subject to the reporting and disclosure requirements of the SEC. Under SEC standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically produced or extracted at the time the reserve determination is made. Moreover, the requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC, and reserves reported by us in compliance with NI 43-101 may not qualify as “reserves” under SEC standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.

Cautionary Note Regarding Non-GAAP Measures

This news release includes certain terms or performance measures commonly used in the mining industry that are not defined under International Financial Reporting Standards ("IFRS"), including realized metal prices. We believe that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate our performance. The data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These non-GAAP measures should be read in conjunction with our consolidated financial statements.